FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 2

Businesses outlined for disposal

RBS Group – Annual Results 2010

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the sale of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’).

By 31 December 2010, the Group had completed the disposal of 80.01% of the GMS business and substantially all of the RBS Sempra Commodities JV and had agreed the sale of UK branch based businesses, demonstrating solid progress towards the achievement of its divestment commitments.

GMS was sold to a consortium of Advent International and Bain Capital; the sale was announced on 6 August 2010 and closed on 30 November 2010. RBS continues to hold a minority stake in the resulting entity.

On 4 August 2010, the Group announced its agreement to sell 318 branches and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland branches in England and Wales; seven NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control clearance was received on 15 October 2010 and HMRC clearance was also received during the fourth quarter. The separation and transfer process is underway. The long stop contractual date is 31 March 2012.

By 31 December 2010, sale agreements had been reached for substantially all the assets of the RBS Sempra Commodities JV. On 1 July 2010, the Group completed the sale of RBS Sempra Commodities’ metals, oil and European energy business lines to J.P.Morgan for a total cash consideration of $1.6 billion, while the sale of Sempra Energy Solutions to Noble Americas Gas & Power Corp was announced in September and the sale of Sempra North America Power and Gas to J.P.Morgan was announced on 7 October 2010. Both the sales of Sempra Energy Solutions and Sempra North American Power and Gas closed during Q4 2010. A further sale of residual information technology, intellectual property and other infrastructure assets to Societe Generale was announced early in 2011.

Preparations for the disposal of RBS Insurance, by way of a trade sale or public flotation targeted for the second half of 2012, continue. External advisors were appointed during Q4 2010. However, the business continues to be managed and reported as a separate core division.

RBS Group – Annual Results 2010

Appendix 2 Businesses outlined for disposal

The table below shows the estimated total income and operating profit of RBS Insurance, Global Merchant Services, RBS Sempra Commodities JV and the UK branch-based businesses.

	Total income		Operating (loss)/profit before impairments		Operating (loss)/profit
	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	4,369	4,460	(295)	66	(295)	58
UK branch-based businesses (5)	902	925	439	451	160	(55)

	5,271	5,385	144	517	(135)	3
Global Merchant Services (2)	482	527	209	249	209	249
RBS Sempra Commodities JV (3)
- Businesses sold (4)	374	755	-	163	-	163
- To be sold	15	(9)	(3)	(111)	(3)	(111)

Total	6,142	6,658	350	818	71	304

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	2010	2009	2010	2009	2010	2009
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.4	11.8	4.0	4.1
UK branch-based businesses (5)	13.2	15.2	19.9	21.5	1.2	1.4

	13.2	15.2	32.3	33.3	5.2	5.5
Global Merchant Services (2)	-	1.8	-	1.1	-	0.2
RBS Sempra Commodities JV (3)
- Businesses sold (4)	-	8.4	-	13.7	-	0.8
- To be sold	1.8	1.8	1.4	0.5	0.2	0.2

Total	15.0	27.2	33.7	48.6	5.4	6.7

Notes:
(1)	As reported in the Annual Results for the years ended 31 December 2010 and 31 December 2009 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.
(2)
Global Merchant Services business units are reported principally within Global Transaction Services. The sale to a consortium of Advent International and Bain Capital completed on 1 December 2010. Refer to page 4 for the impact of the sale of Global Merchant Services on the Global Transaction Services results.

(3)
The figures shown, other than total income, are net of the non-controlling interest attributable to RBS Sempra Commodities JV for the years ended 31 December 2010 and 31 December 2009. Estimated capital is based on the Group’s cost of its 51% interest.

(4)	The sale of the Oil, Metals and European Gas & Power businesses of RBS Sempra Commodities JV to J.P. Morgan completed on 1 July 2010.
The sale of Sempra Energy Solutions to Noble Americas Gas & Power Corp completed on 1 November 2010.
The sale of Sempra North American Power and Gas to J.P.Morgan completed on 1 December 2010.
(5)	Capital is calculated using an estimated notional equity based upon 9% of RWAs.

RBS Group – Annual Results 2010

Appendix 2 Businesses outlined for disposal

The tables below show the impact of the sale of Global Merchant Services on the reported results of Global Transaction Services.

	2010			2009
	As published	Global Merchant Services	Ongoing	As published	Global Merchant Services	Ongoing
Global Transaction Services	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	974	10	964	912	12	900
Non-interest income	1,587	441	1,146	1,575	493	1,082

Total income	2,561	451	2,110	2,487	505	1,982

Direct expenses
- staff	(411)	(68)	(343)	(371)	(71)	(300)
- other	(159)	(43)	(116)	(161)	(37)	(124)
Indirect expenses	(894)	(133)	(761)	(943)	(141)	(802)

	(1,464)	(244)	(1,220)	(1,475)	(249)	(1,226)

Operating profit before impairment losses	1,097	207	890	1,012	256	756
Impairment losses	(9)	-	(9)	(39)	-	(39)

Operating profit	1,088	207	881	973	256	717

	31 December 2009
	As published	Global Merchant Services	Ongoing
	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	18.4	1.1	17.3
Loans and advances	12.7	0.3	12.4
Customer deposits	61.8	0.6	61.2
Risk elements in lending	0.2	-	0.2
Loan:deposit ratio (excluding repos)	21%	44%	20%
Risk-weighted assets	19.1	1.8	17.3

RBS Group – Annual Results 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

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